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                                                                    EXHIBIT 99.6

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer. For a limited liability company that is disregarded as an entity separate from its owner, you must show the owner's name and number.

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                                     GIVE THE SOCIAL                                                    GIVE THE
                                     SECURITY NUMBER                                                    EMPLOYER ID.
FOR THIS TYPE OF ACCOUNT:            OF--                          FOR THIS TYPE OF ACCOUNT:            NUMBER OF--
----------------------------------------------------------------   ----------------------------------------------------------------
1. An individual's account           The individual                9. A valid trust, estate or pension  The legal entity (do
                                                                      trust                             not furnish the
2. Two or more individuals           The actual owner of                                                identifying number
                                     the account or, if                                                 of the personal
                                     joint finds,                                                       representative or
                                     either person(1)                                                   trustee unless the
                                                                                                        legal entity itself
                                                                                                        is not designated
3. Husband and wife (joint)          The actual owner of the                                            in the account
                                     account or, if joint funds,                                        title.)(5)
                                     either person(1)
                                                                   10. Corporate account                The corporation
4. Custodian account of a            The minor(2)
   minor (Uniform Gift to                                          11. Religious, charitable or         The organization
   Minors Act)                                                         educational organization
                                                                       account
5. Adult and minor (joint)           The adult or, if the minor
                                     is the only contributor,      12. Partnership account held in      The partnership
                                     the minor(1)                      the name of the business

6. Account in the name of            The ward, minor or            13. Association, club or other       The organization
   guardian or committee for         incompetent person(3)             tax-exempt organization
   a designated ward, minor or
   incompetent person                                              14. A broker or registered nominee   The broker or
                                                                                                        nominee
7. a. The usual revocable savings    The grantor-trustee(1)
      account (grantor is                                          15. Account with the Department of   The public entity
      also trustee)                                                    Agriculture in the name of a
   b. So-called trust account        The actual owner(1)               public entity (such as a State
      that is not a legal or                                           or local government, school
      valid trust under State law                                      district or prison) that
                                                                       receives agricultural program
8. Sole proprietorship account       The owner(4)                      payments
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


(1)      List first and circle the name of the person whose number you furnish.

(2)      Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4)      Show the name of the owner.

(5) List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you do not have a taxpayer identification number or you do not know your number, obtain Form S-5, Application for a Social Security Card, or Form S-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.


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PAYEES AND PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisers Action 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except a corporation that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions, patronage dividends, and payments by certain fishing boat operators.

1.       A corporation.

2. An organization exempt from tax under section 501(a), or an IRA or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

3.       The United States or any of its agencies or instrumentalities.

4. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

5. A foreign government or any of its political subdivision, agencies, or instrumentalities.

6. An international organization or any of its agencies or instrumentalities.

7.       A foreign central bank of issue.

8. A dealer in securities or commodities required to be registered in the United States, the District of Columbia, or a possession of the United States.

9. A futures commission merchant registered with the Commodity Futures Trading Commission.

10.      A real estate investment trust.

11. An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.      A common trust fund operated by a bank under section 584(a).

13.      A financial institution.

14. A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee list.

15.      A trust exempt from tax under section 664 or described in Section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     -    Payments to nonresident aliens subject to withholding under section
          1441.

     - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

     - Payments of patronage dividends where the amount received is not paid in money.

     -    Payments made by certain foreign organizations.

Payments of Interest not generally subject to backup withholding includes the following:

     - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

     - Payments of tax-exempt interest (including exempt-interest dividends under section 852).

     -    Payments described in section 6049(b)(5) to nonresident aliens.

     -    Payments on tax-free covenant bonds under section 1451.

     -    Payments made by certain foreign organizations.

     -    Mortgage or student loan interest paid to you.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

         a) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

         b) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS. If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.

         c) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

         d) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.


             FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT
                         OR THE INTERNAL REVENUE SERVICE